Amphenol

Amphenol Corporation
World Headquarters
358 Hall Avenue
Wallingford, CT 06492
U.S.A.
Tel:   1-203-265-8900
Fax:  1-203-265-8628

May 16, 2025
VIA EDGAR

Jennifer Thompson
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:        Amphenol Corporation
Form 10-K for Fiscal Year Ended December 31, 2024
February 7, 2025
File No. 001-10879

Dear Ms. Thompson:

Amphenol Corporation (the “Company” or “Amphenol”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 10, 2025, relating to the above referenced filing (the “2024 Form 10-K”).  In this letter, we have recited the Staff’s comments in italicized, bold type, up front and have followed with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1. We note your analysis of the increase in net sales.  Please revise future filings to quantify the extent to which changes in organic net sales for each segment were materially impacted by changes in volume, product mix, and pricing.  For example, when you indicate the Communications Solution segment had a 27% increase in organic net sales in 2024, your analysis focuses on the contributing end markets but does not clarify the extent to which this increase was driven by changes in volume, product mix, and/or pricing.  If the reference to higher sales volumes within your analysis of segment operating income is intended to convey that the increase in a segment's organic net sales was primarily attributable to a higher volume of goods sold, please revise future filings to better convey this and consider whether there were also material fluctuations in product mix or pricing that should be described.  See Item 303(b)(2)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The reference to higher sales volumes within the analysis of segment operating income in the 2024 Form 10-K was intended to convey that the increase in organic net sales was primarily attributable to a higher volume of goods sold. In future filings that include similar disclosures, we will clarify that an increase in organic net sales means primarily an increase in the volume of goods sold. We will also continue to consider whether there were material fluctuations in volume, product mix or pricing that should be described to provide information that is relevant to the assessment of our results of operations. With respect to quantifying the extent to which any such material changes in organic net sales from period to period may be attributable to specific changes in pricing or product mix, however, we generally do not assess the impact of specific pricing or product mix at a granular level when analyzing changes in our organic net sales.

As described in the Item 1. Business section of the 2024 Form 10-K, we sell a broad portfolio of products on a global basis to thousands of customers in a diversified set of end markets. These products are sold at varying prices to different customers in many different regions. Changes in our pricing and product mix can contribute to the changes in our segment net sales, but generally those changes do not materially impact our consolidated results or management’s assessment of the Company’s consolidated results. If, however, there are pricing actions or product launches or discontinuations that do materially impact our consolidated results, we will describe those actions in future filings.

We believe, based on these considerations and with our commitment to describe material changes that are attributable to volume of goods sold or material fluctuations in product mix or pricing that we view as relevant to the assessment of our results of operations, our disclosures will comply with the requirements of Item 303(b)(2)(iii) of Regulation S-K.

2. We note the tabular presentation of your income statement line items as a percentage of net sales at the start of your Results of Operations section.  We note that cost of sales as a percentage of net sales shows a trend of declining across the three year period presented, resulting in your gross profit margin increasing.  We further note that the decline in cost of sales as a percentage of net sales is almost fully offset each year by an increase in your operating expenses as a percentage of net sales, resulting in a net nominal change to your operating margin each year.  As such, a robust analysis of the underlying factors driving changes in your operating income and operating margin should address both the changes in cost of sales and the changes in your operating expenses in order to provide your investors with a view of the company's financial results through the eyes of management.  Please revise future filings to more clearly provide management's insight into the underlying drivers of material changes in cost of sales as a percentage of net sales or gross profit margin, either within your analysis of operating income or as a separate analysis.
Response:

The Company respectfully acknowledges the Staff’s comment. When preparing the discussion of period to period changes in operating income in the 2024 Form 10-K, we considered whether there were material changes in cost of sales that we believed were relevant to the analysis of the changes in operating income. Similar to the changes in organic net sales, as noted in the response to Comment 1, changes in cost of sales are primarily attributable to changes in volume of goods sold. In future filings, we will continue to consider whether additional information regarding material changes in cost of sales should be included in our analysis of changes in operating income.

As noted in the response to Comment 1 above, we sell a broad portfolio of products on a global basis to thousands of customers in a diversified set of end markets. The factors impacting the cost of these products vary among customers, markets and regions. As a result, we do not analyze changes in costs at a granular level. We do, however, consider and will disclose if there are material factors that we believe have impacted the changes in our cost of sales and are relevant to the analysis of the changes in operating income.

We believe, based on these considerations and with our commitment in response to the Staff’s comment to continue to consider whether additional information about the material changes in cost of sales should be included in our analysis of operating income, our future disclosures will provide information responsive to the Staff’s comment.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11 – Acquisitions, page 87

3. We note that you provide limited disclosures regarding your acquisition of CIT and state that further details have not been presented since the 2024 Acquisitions are not material, either individually or in the aggregate.  Please revise your upcoming March 31, 2025 Form 10-Q to provide all disclosures required by ASC 805 for your acquisition of CIT, or explain to us in detail how you determined the acquisition of CIT was immaterial such that the disclosures prescribed by ASC 805 are not applicable.  We note the purchase price you paid for CIT, net of cash acquired, is equivalent to approximately 12% of your total assets as of December 31, 2023.

Response:

The Company respectfully acknowledges the Staff’s comment. We considered the requirements of ASC 805 when preparing the disclosures regarding the CIT acquisition and concluded that the disclosures provided our investors with the information necessary to evaluate the financial effects of the acquisition. In addition to a description of the acquisition, the purchase price and the financing used for the acquisition, we included information about the recognition of allocation of the purchase price to goodwill, intangible assets (including acquired customer relationships and backlog) and other identifiable assets acquired and liabilities assumed as well as the acquisition-related expenses incurred and the tax deductibility of purchase price.

Although the purchase price paid for CIT, net of cash acquired, represented approximately 12% of Amphenol’s total assets as of December 31, 2023 (9% of Amphenol’s total assets as of December 31, 2024), based on an analysis of both the quantitative and qualitative factors of the acquisition, as required by ASC 805, and the disclosures in the 2024 Form 10-K provided, we determined that the acquisitions of CIT, Lutze-US and Lutze-Europe (together, the “2024 acquisitions”) were not material individually or in the aggregate, and that therefore, additional information (such as pro forma financial information as well as further details regarding purchase price allocations) about the 2024 acquisitions was not necessary for investors to further evaluate the financial effects of such acquisitions.

Quantitative Analysis

The Company notes that ASC 805 does not provide specific quantitative metrics or thresholds to be used in determining materiality for new acquisitions. In assessing materiality, the Company evaluated the contribution of the 2024 acquisitions to Amphenol’s consolidated financial results for the year ended December 31, 2024 by percentage of consolidated revenue, operating income and net income on both an individual acquisition and combined basis, the results of which have been furnished to the Staff on a supplemental basis. None of those percentages, individually or on a combined basis are typically considered material.

Qualitative Analysis

The Company also considered qualitative factors. The acquired businesses primarily manufacture wire and cable products and cable assemblies, which are aligned with Amphenol’s existing product offerings. The 2024 acquisitions did not represent a shift in strategic direction, nor did they introduce entry into a new market or a new type of technology. The acquired operations were located in geographies (United States, Mexico, Germany and China) where Amphenol already maintains significant operations, and the customer base for each acquisition significantly overlapped with Amphenol’s existing key customers in the commercial aerospace, defense, industrial and medical sectors.
The businesses’ economics and profitability are consistent with Amphenol’s existing operations and are not expected to alter the financial statement user’s ability to understand the Company's financial risk profile, cash flow, or capital structure.
Conclusion
Based on the foregoing quantitative and qualitative considerations, the Company concluded that the 2024 acquisitions were not material individually or in the aggregate, and that the disclosures included in the 2024 Form 10-K provided our investors with the information necessary to evaluate the financial effects of the acquisitions. Accordingly, the Company respectfully submits that additional business combination disclosures (such as pro forma financial information as well as further details regarding purchase price allocations) were not required pursuant to ASC 805 in our Form 10-Q for the period ended March 31, 2025 (the “Q1 2025 Form 10-Q”).

4. Similarly, please confirm to us that your upcoming March 31, 2025 Form 10-Q will provide all disclosures required by ASC 805 for your acquisition of CommScope's mobile networks business, or explain to us in detail how you determined the acquisition of this business was immaterial such that the disclosures prescribed by ASC 805 are not applicable.  We note the purchase price you paid for CommScope's mobile networks business is equivalent to approximately 10% of your total assets as of December 31, 2024.

Response:

The Company respectfully acknowledges the Staff’s comment. We considered the requirements of ASC 805 when preparing the disclosures regarding the Andrew (formerly CommScope’s mobile networks business) acquisition and concluded the disclosures included in the Q1 2025 Form 10-Q provided our investors with the information necessary to evaluate the financial effects of the acquisition. In addition to a description of the acquisition, the purchase price and the financing used for the acquisition, we included information about the recognition of the allocation of the purchase price to goodwill, intangible assets and other identifiable assets acquired and liabilities assumed as well as the acquisition-related expenses for this acquisition incurred in the first quarter. We also included more detailed information about the allocation to customer relationships, proprietary technology, backlog and the tax deductibility of purchase price.

Although the purchase price paid for the Andrew business, net of cash acquired, was approximately 10% of Amphenol’s total assets as of December 31, 2024, the Company respectfully submits that, based on both quantitative and qualitative factors considered as required by ASC 805, the acquisitions of Andrew and Lifesync Corporation (together, the “2025 acquisitions”) were not material individually or in the aggregate and that therefore, additional information about the 2025 acquisitions (such as pro forma financial information as well as further details regarding purchase price allocations) was not necessary for investors to further evaluate the financial effects of such acquisitions.

Quantitative Analysis

The Company notes that ASC 805 does not provide specific quantitative metrics or thresholds to be used in determining materiality for new acquisitions. In assessing materiality, the Company evaluated the contribution of the 2025 acquisitions to its consolidated financial results for the three months ended March 31, 2025 by percentage of consolidated revenue, operating income and net income on both an individual acquisition and combined basis, the results of which have been furnished to the Staff on a supplemental basis. Each of these metrics is below the range of what might be considered quantitatively material with the exception of the revenue metric, which is at the lowest end of the range. Therefore, we do not believe the 2025 acquisitions, individually or on a combined basis, are quantitatively material.

Qualitative Analysis
The Company also considered qualitative factors. The acquired businesses’ products—namely, antenna systems and wireless network solutions (Andrew) and medical interconnect systems (Lifesync)—are aligned with Amphenol’s existing product offerings in the communications networks and medical industrial markets. The 2025 acquisitions did not represent a shift in strategic direction, nor did they introduce entry into a new market or a new type of technology. The acquired operations were located in geographies (United States, Mexico, China and India) where Amphenol already maintains significant operations, and the customer base for each acquisition significantly overlapped with Amphenol’s existing key customers in the communications and medical sectors.
The businesses’ economics and profitability are consistent with Amphenol’s existing operations and are not expected to alter the financial statement user’s ability to understand the Company's financial risk profile, cash flow, or capital structure.

Conclusion

Based on the foregoing quantitative and qualitative considerations, the Company concluded that additional information regarding the 2025 acquisitions, either individually or in the aggregate, was not necessary for investors to evaluate the financial effects of the 2025 acquisitions. Accordingly, the Company respectfully submits that the business combination disclosures in the Q1 2025 Form 10-Q satisfy the requirements of ASC 805.

*  *  *

If you have any further questions, please call me at (203) 265-8625 or email me at CLampo@amphenol.com.

Very truly yours,

/s/ Craig A. Lampo
Craig A. Lampo
Senior Vice President and
Chief Financial Officer

cc:          Kevin Stertzel, Securities and Exchange Commission